EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/22/2014	3/23/2013
Earnings:
Income before income taxes	$1,616	$1,471
Unconsolidated affiliates’ interests, net	(32)	(28)
Amortization of capitalized interest	1	—
Interest expense (a)	201	214
Interest portion of rent expense (b)	51	47
Earnings available for fixed charges	$1,837	$1,704

Fixed Charges:
Interest expense (a)	$201	$214
Capitalized interest	2	1
Interest portion of rent expense (b)	51	47
Total fixed charges	$254	$262

Ratio of Earnings to Fixed Charges (c)	7.25	6.49
(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b)   One-third of net rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.